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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
webMethods, Inc.

Full Name of Registrant
N/A

Former Name if Applicable

3877 Fairfax Ridge Road, South Tower

Address of Principal Executive Office (Street and Number)
Fairfax, Virginia 22030

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
webMethods, Inc. (the “Company”) was unable to complete management’s assessment of the effectiveness of its internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act in sufficient time to permit the Company to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2006 by the prescribed due date of June 14, 2006. Management is working diligently to complete its assessment of the effectiveness of the Company’s internal control over financial reporting and expects to file its Form 10-K no later than the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25.
Based on the assessment of the Company’s internal control over financial reporting performed to date, management has concluded that the Company had at least one material weakness in the effectiveness of its internal control over financial reporting as of March 31, 2006. Based on this assessment, management will conclude that the Company’s internal control over financial reporting was not effective as of March 31, 2006.
The material weakness identified by management relates to the Company’s failure to maintain effective controls over the accuracy and valuation of its income tax provision, deferred income tax accounts and the related valuation allowances. Specifically, the Company did not timely perform an effective evaluation of the continued profitability of certain of its foreign subsidiaries in order to determine the income tax benefit of reducing the valuation allowances on net operating loss carryforwards and other deferred tax assets. The Company subsequently performed this evaluation and determined that it would realize the net operating loss carryforward and deferred tax assets of its Australian subsidiary. As a result, the Company expects to record a related income tax benefit in the fourth quarter of the fiscal year ended 2006.
Management is continuing its assessment of the effectiveness of the Company’s internal control over financial reporting. Management’s ultimate conclusions are subject to completion of this assessment and there can be no assurance that additional material weaknesses will not be identified.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Mark Wabschall	(703)	460-2500
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
For the fiscal year ended March 31, 2006, total revenue was approximately $208.8 million, compared to $200.6 million in the prior year. License revenue for the year ended March 31, 2006 was approximately $87.4 million, compared to $86.8 million in the prior year. GAAP net income for the year ended March 31, 2006 was approximately $18.0 million, or $0.33 per diluted share, compared to a net loss of $18.8 million, or a loss of $0.35 per share, in the prior year. Net income and earnings per diluted share for the fiscal year ended March 31, 2006 include an income tax benefit as discussed in Part III of $2.1 million in the fourth quarter of the fiscal year. The results announced by the Company in its April 27, 2006 press release did not include this amount.

webMethods, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 15, 2006	By:	/s/ Mark Wabschall
Mark Wabschall
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).